TECH POLICE

Everything to know about rubber bullets and their risks

BY

• DAVID Z. MORRIS

June 04, 2020 11:30 AM EDT

Time after time during the current civil unrest, police have fired on demonstrators and journalists using ammunition intended to reduce injury: rubber bullets, beanbag rounds, and pepper balls. Although so-called less-lethal weapons often succeeded in dispersing protesters, they also sometimes left their targets injured, in some cases seriously.

The widespread use of these weapons highlights a changing reality in policing. Increasingly, law enforcement is adding less-lethal ammunition to their stockpile of armaments.

Spending on such ammunition is expected to grow from $823 million in 2018 to $1.1 billion by 2023, or nearly 6% annually, according to research firm Markets and Markets. Producers include both smaller companies, such as U.S.-based Safariland Group, which market less-lethal weapons for self-defense; and defense conglomerates like Germany's Rheinmetall and Singapore's ST Engineering, which sell primarily to law enforcement.

That growth is driven, at least in part, by government and law enforcement agencies' desire to maintain order and stop crime without killing or maiming people. But according to Geoffrey Alpert, a University of South Carolina criminologist who specializes in crowd control, recent events have highlighted the inherent risks.

"[These weapons] used to be called 'nonlethal,' then it changed to 'less-lethal,'" says Alpert. "Because they can still kill someone."

Not just "rubber bullets"

While "rubber bullet" is frequently used as a blanket term for all less-lethal ammunition, it's inaccurate. Rubber bullets are alternative ammunition used in standard firearms, often consisting of metal coated in rubber or plastic. The technology was first developed by the U.K.'s Ministry of Defense in the early 1970s for use during the Troubles in Northern Ireland.

But the design of rubber bullets means they're still dangerous. According to Tommy Teach, CEO of less-lethal weapons maker Bruzer, rubber bullets' small size means they concentrate force in a smaller area, making them more likely to break skin and damage bones or organs. A 1975 study found that of 90 people struck by rubber bullets, 17 had "permanent disabilities or deformities," and one was killed.

Experts generally agree that there are safer alternatives for subduing people. Baton rounds are relatively soft 40mm rounds, whose larger size reduces the chance of permanent injury by spreading force over a wider surface. Pepper balls, also referred to as "ferret rounds," break on impact and spread pepper or other temporarily debilitating substances. These rounds are larger than rubber bullets, but still dangerous.

It was reportedly a pepper ball that struck and blinded freelance news photographer Linda Tirado in one eye during recent protests in Minneapolis. The outcome could have been much worse: In 2004, student journalist Victoria Snelgrove was killed when she was shot in the eye with a pepper ball by police responding to riots following a Boston Red Sox playoff win.

Finally, beanbag rounds can be fired from standard shotguns, and often cause dramatic bruising. But their size is supposed to reduce the chance of permanent injury or death. (Tear gas, which has been widely used by police in the past week, is not generally considered part of this category.)

According to Teach, who trains police to use less-lethal weapons, many departments have moved toward these alternatives and away from rubber bullets. Recent reports, though, have claimed rubber bullets are still being used, and tracking which weapons individual police departments use is difficult.

Less-lethal in the U.S. and worldwide

Though they were on fierce display over the past week in protests nationwide, less-lethal weapons have actually been adopted for routine use more widely elsewhere in the world. "Only about 10% of U.S. officers carry nonlethal weapons only," says Bryan Ganz, CEO of less-lethal weapons maker Byrna Technologies. "In the rest of the world it's almost reversed."

Police in the U.K., for instance, rarely carry conventional firearms at all. Markets and Markets projects that most of the growth in the less-lethal category will be outside the U.S., particularly in the Asia-Pacific region.

Ganz attributes this partly to the fact that U.S. citizens are themselves much more likely to be armed than those in other countries. But, based on his efforts to market his company's products to U.S. police, Ganz also blames structural and cultural factors.

"There are over 18,500 separate agencies in the United States, and they each make their own purchasing decisions," says Ganz, thus slowing the adoption of new technology. Police attitudes also vary widely. "Some of the bigger, more sophisticated agencies have adopted less-lethal to a much larger degree, but you don't see it very often with these smaller agencies," Ganz notes.

There are also signs of rapid growth in the U.S. market for non-police use of less-lethal weapons. Frustrated by the fragmentation of the law enforcement market, Ganz ultimately decided to shift Byrna Technologies to producing a weapon for the civilian market. That has proved a small success: Ganz says sales totaled $250,000 in 2018, rising to $924,000 in 2019. For just the second quarter of 2020, Byrna said revenue was $1.1 million.

According to Ganz, his products appeal to customers who want to defend themselves, but who may be uncomfortable with the life-or-death stakes of a standard firearm. With a less-lethal weapon, he says: "I know I'm not going to hesitate. And if I make a mistake, it's not going to be a fatal mistake."

Several companies that produce less-lethal arms used by police declined to comment.

Dangerous if misused

But the recent spate of serious injuries highlights police misusing less-lethal weapons. Video evidence points to less-lethal rounds being fired "indiscriminately" into crowds of demonstrators. Instead, Ganz says, the current policing consensus is that targeting and incapacitating specific instigators of unruly crowds is more effective for dispersing them.

Further, less-lethal impact ammunition such as beanbags or baton rounds are intended to hit a target's legs or chest, and are more likely to cause serious injury when aimed at the head or neck. Pepper rounds of the sort that blinded Linda Tirado don't have to strike a target directly at all, but can incapacitate someone if they rupture and release their contents nearby. Ganz blames lax police training for such lapses.

"There's a lot of work to be done in clearly articulating the appropriate use of these tools," agrees Ed McGuire, professor of criminology at Arizona State University. "Because they're being used right now in ways that are unconscionable and unconstitutional." McGuire specifically cites instances when crowds have not been given clear orders to disperse, and the time and means of egress to do so, before being fired on.

McGuire believes that some departments will soon learn those lessons the hard way, predicting that "many, many federal civil rights lawsuits will emerge from the events of the last few days, and those lawsuits will be successful."

Despite that, Ganz believes recent events could be a catalyst to fuel further adoption of less-lethal options, particularly in the U.S.

"These riots are the response not just to the tragic death of George Floyd," says the CEO, "but of numerous encounters with the police that end up with a fatality. So it may be this is the spark that gets communities to look more at less-lethal, so we can look more like the rest of the world."